Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

05010342

29 July 2005

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 4 Drilling Report

At 6.00am on Friday 29th July, Jeruk-2 ST4 operations were: - running into hole to ream down to current total depth of 5230 metres measured depth prior to drilling ahead and continuing evaluations.

The Operator, Santos, has announced that: - "during the past week a drill stem test was conducted over the open-hole interval from 5088m MD(4764m TDVSS) to 5230m MD (4901m TDVSS). The test was flowed for approximately 16 hours and was then shut in to obtain pressure build-up data. During the test the well flowed a mixture of oil and water at a combined rate of up to 1300 barrels per day."

Planned total depth of the sidetrack is 5570 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29 July 2005